

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 9, 2009

<u>Via U.S. mail and facsimile@ (585) 383-3428</u>

Mr. Jonathan J. Judge
President and Chief Executive Officer
Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14625-2396

    RE: **Paychex, Inc.**
           Form 10-K for the year ended May 31, 2008
           Definitive Proxy Statement on Schedule 14A filed August 29, 2008
           File No. 000-11330

Dear Mr. Judge:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filing, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713.

                      Sincerely,

                      Pamela A. Long
                      Assistant Director